FINANCIAL SUMMARY

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                              FY2006 Third Quarter
                   (October 1, 2005 through December 31, 2005)




        English translation from the original Japanese-language document



















                            TOYOTA MOTOR CORPORATION

     This report contains summarized and condensed financial statements prepared in accordance with accounting principles generally accepted in the United States of America.

                                BUSINESS RESULTS

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

1. Summary of Consolidated Financial Results of FY2006 Third Quarter

   Financial Results
            Total consolidated vehicle sales in Japan and overseas increased by 141 thousand units, or 7.6%, to 1,980 thousand units in FY2006 third quarter (the three-month period from October 1, 2005 to December 31, 2005) compared with FY2005 third quarter (the three-month period from October 1, 2004 to December 31, 2004). Vehicle sales in Japan in FY2006 third quarter reached 571 thousand units, continuing to maintain a high level, following the 573 thousand units in the same period of the previous year, due to the active introduction of new products that met customer needs and the strong sales efforts of domestic dealers. Meanwhile, overseas vehicle sales increased by 143 thousand units, or 11.3%, to 1,409 thousand units in FY2006 third quarter compared with FY2005 third quarter, because sales in North America, Asia and other regions steadily increased.
            Net revenues increased by 689.3 billion yen, or 14.8%, to 5,333.3 billion yen in FY2006 third quarter compared with FY2005 third quarter, and operating income increased by 59.3 billion yen, or 14.0%, to 482.2 billion yen in FY2006 third quarter compared with FY2005 third quarter. Among the factors contributing to the increase in operating income totaling 220.0 billion yen, the effects of changes in exchange rates accounted for 130.0 billion yen, marketing efforts for 60.0 billion yen and cost reduction efforts for 30.0 billion yen. On the other hand, factors resulting in the decrease in operating income mainly included a decrease in the gains recognized on the transfer of the substitutional portion of the employee pension fund to the government of 28.5 billion yen and increases in expenses of 132.2 billion yen. Income before income taxes, minority interest and equity in earnings of affiliated companies increased by 192.8 billion yen, or 43.1%, to 639.9 billion yen in FY2006 third quarter compared with FY2005 third quarter. Net income increased by
      101.0 billion yen, or 34.1%, to 397.5 billion yen in FY2006 third quarter compared with FY2005 third quarter.

2. Consolidated Financial Results of FY2006 Third Quarter by Segment

   (1) Segment Operating Results

       Automotive:
               Net revenues for the automotive operations increased by 621.6 billion yen, or 14.5%, to 4,900.0 billion yen in FY2006 third quarter compared with FY2005 third quarter, and operating income increased by
          71.8 billion yen, or 20.2%, to 427.3 billion yen in FY2006 third quarter compared with FY2005 third quarter. The increase in operating income was mainly due to the effects of changes in exchange rates, increases in both production volume and vehicle units sold and the effects of cost reduction efforts, partially offset by a decrease in the gains recognized on the transfer of the substitutional portion of the employee pension fund to the government and increases in expenses.

       Financial services:
               Net revenues for the financial services operations increased by
          65.9 billion yen, or 33.6%, to 262.0 billion yen in FY2006 third quarter compared with FY2005 third quarter, while operating income decreased by 11.9 billion yen, or 20.2%, to 46.8 billion yen in FY2006 third quarter compared with FY2005 third quarter. The decrease in operating income was mainly because of the gain in FY2005 third quarter to record prior-year adjustments relating to accounting for loan origination costs in accordance with the Statement of Financial Accounting Standards ("FAS") No.91 by a sales finance subsidiary in the United States of America, as well as the valuation losses on interest rate swaps stated at fair value in accordance with FAS No. 133 as amended by several guidance including FAS No.138, despite a steady increase in financing volumes.

       All other:
               Net revenues for all other businesses increased by 46.6 billion yen, or 19.2%, to 289.9 billion yen in FY2006 third quarter compared with FY2005 third quarter, and operating income increased by 0.5 billion yen, or 4.9%, to 11.5 billion yen in FY2006 third quarter compared with FY2005 third quarter.

                                 Consolidated 1

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

   (2) Geographic Information

       Japan:
               Net revenues in Japan increased by 357.5 billion yen, or 11.8%, to 3,375.8 billion yen in FY2006 third quarter compared with FY2005 third quarter, and operating income increased by 43.8 billion yen, or 18.4%, to 281.1 billion yen in FY2006 third quarter compared with FY2005 third quarter. The increase in operating income was mainly due to the effects of changes in exchange rates and the effects of cost reduction efforts, partially offset by a decrease in the gains recognized on the transfer of the substitutional portion of the employee pension fund to the government and increases in expenses.

       North America:
               Net revenues in North America increased by 431.3 billion yen, or 27.0%, to 2,027.0 billion yen in FY2006 third quarter compared with FY2005 third quarter, and operating income was 127.8 billion yen in FY2006 third quarter, remaining at the same level as in FY2005 third quarter. This was mainly due to solid performance as a result of increases in both local production volume and vehicle units sold, as well as cost reduction efforts, partially offset by the valuation losses on interest rate swaps stated at fair value and the gain on prior-year adjustments recorded in FY2005 third quarter relating to accounting for loan origination costs by a sales financing subsidiary in the United States of America.

       Europe:
               Net revenues in Europe increased by 34.8 billion yen, or 5.5%, to
          666.6 billion yen in FY2006 third quarter compared with FY2005 third quarter, and operating income was 26.6 billion yen in FY2006 third quarter, remaining at the same level as in FY2005 third quarter.

       Asia:
               Net revenues in Asia increased by 103.3 billion yen, or 26.0%, to
          501.0 billion yen in FY2006 third quarter compared with FY2005 third quarter, and operating income increased by 13.5 billion yen, or 53.8%, to 38.6 billion yen in FY2006 third quarter compared with FY2005 third quarter. The increase in operating income was mainly due to substantial increases in both local production volume and vehicle units sold, which resulted from the favorable sales of IMV series vehicles.

       Others:
               Net revenues in other markets increased by 118.2 billion yen, or
          39.6 %, to 416.4 billion yen in FY2006 third quarter compared with FY2005 third quarter, and operating income increased by 6.3 billion yen, or 74.4%, to 14.7 billion yen in FY2006 third quarter compared with FY2005 third quarter. The increase in operating income was primarily due to increases in local production volumes and vehicle units sold, mainly IMV series vehicles.

3. Other

          Toyota received common shares of the Mitsubishi UFJ Financial Group, Inc. because of the merger between Mitsubishi Tokyo Financial Group, Inc., and UFJ Holdings, Inc. on October 1, 2005 in exchange for shares of UFJ Holdings Inc., which Toyota had held. As a result of this transaction, in accordance with accounting principles generally accepted in the United States of America, Toyota has recorded a gain of 143.3 billion yen, which is a difference between acquisition costs of prior-merger shares and the fair market value of post-merger shares, as "Other income, net" in the third quarter of the FY2006.


                                 Consolidated 2

                        CONSOLIDATED PRODUCTION AND SALES

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

1. Production

                                                                                                   (Units)
--------------------------------------======================----------------------------------------------
                                       FY2006 third quarter      FY2005 third quarter
                                      (October 2005 through     (October 2004 through        Increase
                                         December 2005)             December 2004)          (Decrease)
----------------------------------------------------------------------------------------------------------
                        Japan                    1,177,166                 1,115,453              61,713
           -----------------------------------------------------------------------------------------------
                   North America                   284,848                   271,223              13,625
              --------------------------------------------------------------------------------------------
                       Europe                      147,104                   155,625              (8,521)
 Vehicles     --------------------------------------------------------------------------------------------
  (new)                 Asia                       216,727                   189,607              27,120
              --------------------------------------------------------------------------------------------
                       Others                       88,720                    73,952              14,768
              --------------------------------------------------------------------------------------------
                   Overseas total                  737,399                   690,407              46,992
           -----------------------------------------------------------------------------------------------
                        Total                    1,914,565                 1,805,860             108,705
----------------------------------------------------------------------------------------------------------
              Houses (Japan)                         1,347                     1,414                 (67)
--------------------------------------======================----------------------------------------------

Note: The total production of vehicles (new) includes 197,130 units of Daihatsu brand vehicles (including OEM production) in FY2006 third quarter, and 185,727 units in FY2005 third quarter, and 25,056 units of Hino brand vehicles in FY2006 third quarter, and 23,560 units in FY2005 third quarter.

2. Sales (by destination)

                                                                                                   (Units)
--------------------------------------======================----------------------------------------------
                                       FY2006 third quarter      FY2005 third quarter
                                      (October 2005 through     (October 2004 through        Increase
                                         December 2005)            December 2004)           (Decrease)
----------------------------------------------------------------------------------------------------------
                        Japan                      571,162                   573,115              (1,953)
           -----------------------------------------------------------------------------------------------
                   North America                   642,765                   576,113              66,652
              --------------------------------------------------------------------------------------------
                       Europe                      245,960                   249,275              (3,315)
 Vehicles     --------------------------------------------------------------------------------------------
  (new)                 Asia                       217,026                   194,744              22,282
              --------------------------------------------------------------------------------------------
                       Others                      303,179                   246,248              56,931
              --------------------------------------------------------------------------------------------
                   Overseas total                1,408,930                 1,266,380             142,550
           -----------------------------------------------------------------------------------------------
                        Total                    1,980,092                 1,839,495             140,597
----------------------------------------------------------------------------------------------------------
               Houses (Japan)                        1,307                     1,443                (136)
--------------------------------------======================----------------------------------------------

Note: The total sales of vehicles (new) includes 165,845 units of Daihatsu brand vehicles in FY2006 third quarter, and 168,067 units in FY2005 third quarter, and 24,803 units of Hino brand vehicles in FY2006 third quarter, and 22,821 units in FY2005 third quarter.


                                 Consolidated 3

                        CONSOLIDATED STATEMENTS OF INCOME

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                 (Amounts are rounded to the nearest million yen)
---------------------------------------------=======================---------------------------------------------
                                               FY2006 third quarter     FY2005 third quarter        Increase
                                              (October 2005 through    (October 2004 through       (Decrease)
                                                 December 2005)           December 2004)
-----------------------------------------------------------------------------------------------------------------

Net revenues :                                           5,333,387                4,644,062             689,325

      Sales of products                                  5,076,632                4,452,224             624,408

      Financing operations                                 256,755                  191,838              64,917

Costs and expenses :                                     4,851,176                4,221,162             630,014

      Cost of products sold                              4,132,935                3,687,929             445,006

      Cost of financing operations                         159,311                   86,994              72,317

      Selling, general and administrative                  558,930                  446,239             112,691

Operating income                                           482,211                  422,900              59,311

Other income (expense) :                                   157,763                   24,288             133,475

      Interest and dividend income                          22,616                   18,324               4,292

      Interest expense                                      (5,100)                  (4,540)               (560)

      Other income, net                                    140,247                   10,504             129,743

Income before income taxes, minority
   interest and equity in earnings of                      639,974                  447,188             192,786
   affiliated companies

Provision for income taxes                                 259,286                  173,004              86,282

Income before minority interest and
   equity in earnings of affiliated                        380,688                  274,184             106,504
   companies

Minority interest in consolidated                          (28,984)                 (16,912)            (12,072)
   subsidiaries

Equity in earnings of affiliated                            45,870                   39,261               6,609
   companies
Net income                                                 397,574                  296,533             101,041
---------------------------------------------=======================---------------------------------------------

                                                                                                            (Yen)
---------------------------------------------=======================---------------------------------------------
Net income per share - Basic                                122.22                    90.35              31.87

Net income per share - Diluted                              122.17                    90.33              31.84
---------------------------------------------=======================---------------------------------------------



                                 Consolidated 4

                           CONSOLIDATED BALANCE SHEETS

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                     (Amounts are rounded to the nearest million yen)
---------------------------------------------=========================-----------------------------------------------
                                                FY2006 third quarter              FY2005                Increase
                                             (As of December 31, 2005)    (As of March 31, 2005)       (Decrease)
---------------------------------------------------------------------------------------------------------------------
                   Assets

Current assets :                                        10,121,906                  9,440,105               681,801

   Cash and cash equivalents                             1,462,157                  1,483,753               (21,596)

   Time deposits                                            53,694                     63,609                (9,915)

   Marketable securities                                   627,727                    543,124                84,603

   Trade accounts and notes receivable,                  1,503,323                  1,616,341              (113,018)
      less allowance for doubtful accounts

   Finance receivables, net                              3,412,257                  3,010,135               402,122

   Other receivables                                       455,630                    438,676                16,954

   Inventories                                           1,549,685                  1,306,709               242,976

   Deferred income taxes                                   495,895                    475,764                20,131

   Prepaid expenses and other current                      561,538                    501,994                59,544
      assets

Noncurrent finance receivables, net                      4,809,418                  3,976,941               832,477

Investments and other assets                             5,874,754                  5,122,371               752,383

Property, plant and equipment :                          6,739,121                  5,795,594               943,527

   Land                                                  1,206,934                  1,182,768                24,166

   Buildings                                             3,107,071                  2,935,274               171,797

   Machinery and equipment                               8,295,485                  7,897,509               397,976

   Vehicles and equipment on operating                   2,454,429                  1,828,697               625,732
      leases

   Construction in progress                                347,570                    214,781               132,789

   Less - Accumulated depreciation                      (8,672,368)                (8,263,435)             (408,933)
---------------------------------------------------------------------------------------------------------------------
                Total assets                            27,545,199                 24,335,011             3,210,188
---------------------------------------------=========================-----------------------------------------------


                                 Consolidated 5

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                     (Amounts are rounded to the nearest million yen)
---------------------------------------------=========================-----------------------------------------------
                                                FY2006 third quarter              FY2005                Increase
                                             (As of December 31, 2005)    (As of March 31, 2005)       (Decrease)
---------------------------------------------------------------------------------------------------------------------
               Liabilities

Current liabilities :                                    9,458,244                  8,227,206             1,231,038

   Short-term borrowings                                 2,976,732                  2,381,827               594,905

   Current portion of long-term debt                     1,738,202                  1,150,920               587,282

   Accounts payable                                      1,767,237                  1,856,799               (89,562)

   Other payables                                          692,359                    693,041                  (682)

   Accrued expenses                                      1,375,469                  1,289,373                86,096

   Income taxes payable                                    227,631                    292,835               (65,204)

   Other current liabilities                               680,614                    562,411               118,203

Long-term liabilities :                                  7,336,029                  6,557,926               778,103

   Long-term debt                                        5,554,373                  5,014,925               539,448

   Accrued pension and severance costs                     675,483                    646,989                28,494

   Deferred income taxes                                 1,025,222                    811,670               213,552

   Other long-term liabilities                              80,951                     84,342                (3,391)

              Total liabilities                         16,794,273                 14,785,132             2,009,141


      Minority interest in consolidated                    556,428                    504,929                51,499
                subsidiaries


            Shareholders' equity

   Common stock                                            397,050                    397,050                     -

   Additional paid-in capital                              495,420                    495,707                  (287)

   Retained earnings                                    10,055,702                  9,332,176               723,526

   Accumulated other comprehensive                         404,160                    (80,660)              484,820
      income (loss)

   Treasury stock, at cost                              (1,157,834)                (1,099,323)              (58,511)

         Total shareholders' equity                     10,194,498                  9,044,950             1,149,548
---------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity              27,545,199                 24,335,011             3,210,188
---------------------------------------------=========================-----------------------------------------------


                                 Consolidated 6

                               SEGMENT INFORMATION

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

1.  Segment Operating Results

(1) FY2006 third quarter (October 2005 through December 2005)

                                                                   (Amounts are rounded to the nearest million yen)
    ---------------------------------------------------------------------------------------------------------------
                                                                                      Intersegment
                                 Automotive     Financial Services    All Other       Elimination     Consolidated
    ---------------------------------------------------------------------------------------------------------------
    Net revenues :
    (1)  Sales to external          4,894,457              256,755         182,175               -       5,333,387
           customers
    (2)  Intersegment sales             5,596                5,316         107,748        (118,660)              -
           and transfers

               Total                4,900,053              262,071         289,923        (118,660)      5,333,387
    ---------------------------------------------------------------------------------------------------------------
    Operating expenses              4,472,756              215,219         278,367        (115,166)      4,851,176
    ---------------------------------------------------------------------------------------------------------------
    Operating income                  427,297               46,852          11,556          (3,494)        482,211
    ---------------------------------------------------------------------------------------------------------------


(2) FY2005 third quarter (October 2004 through December 2004)

                                                                   (Amounts are rounded to the nearest million yen)
    ---------------------------------------------------------------------------------------------------------------
                                                                                      Intersegment
                                 Automotive     Financial Services    All Other       Elimination     Consolidated
    ---------------------------------------------------------------------------------------------------------------
    Net revenues :
    (1)  Sales to external          4,274,698              191,838         177,526               -       4,644,062
           customers
    (2)  Intersegment sales             3,777                4,308          65,775         (73,860)              -
           and transfers

               Total                4,278,475              196,146         243,301         (73,860)      4,644,062
    ---------------------------------------------------------------------------------------------------------------
    Operating expenses              3,922,922              137,435         232,285         (71,480)      4,221,162
    ---------------------------------------------------------------------------------------------------------------
    Operating income                  355,553               58,711          11,016          (2,380)        422,900
    ---------------------------------------------------------------------------------------------------------------


                                 Consolidated 7

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

2.  Geographic Information

(1) FY2006 third quarter (October 2005 through December 2005)

                                                                                  (Amounts are rounded to the nearest million yen)
    ------------------------------------------------------------------------------------------------------------------------------
                                                  North                                              Intersegment
                                    Japan        America        Europe         Asia         Others    Elimination    Consolidated
    ------------------------------------------------------------------------------------------------------------------------------
    Net revenues :
    (1)  Sales to external        1,929,814     1,968,713       630,269       445,578       359,013             -      5,333,387
           customers
    (2)  Intersegment sales
           and transfers          1,446,028        58,287        36,356        55,480        57,384    (1,653,535)             -

             Total                3,375,842     2,027,000       666,625       501,058       416,397    (1,653,535)     5,333,387
    ------------------------------------------------------------------------------------------------------------------------------
    Operating expenses            3,094,729     1,899,165       639,968       462,470       401,726    (1,646,882)     4,851,176
    ------------------------------------------------------------------------------------------------------------------------------
    Operating income                281,113       127,835        26,657        38,588        14,671        (6,653)       482,211
    ------------------------------------------------------------------------------------------------------------------------------


(2) FY2005 third quarter (October 2004 through December 2004)

                                                                                  (Amounts are rounded to the nearest million yen)
    ------------------------------------------------------------------------------------------------------------------------------
                                                  North                                              Intersegment
                                    Japan        America        Europe         Asia         Others    Elimination    Consolidated
    ------------------------------------------------------------------------------------------------------------------------------
    Net revenues :
    (1)  Sales to external        1,846,872     1,557,782       588,804       377,916       272,688             -      4,644,062
           customers
    (2)  Intersegment sales
           and transfers          1,171,448        37,971        43,038        19,786        25,535    (1,297,778)             -

             Total                3,018,320     1,595,753       631,842       397,702       298,223    (1,297,778)     4,644,062
    ------------------------------------------------------------------------------------------------------------------------------
    Operating expenses            2,780,960     1,467,980       605,282       372,609       289,813    (1,295,482)     4,221,162
    ------------------------------------------------------------------------------------------------------------------------------
    Operating income                237,360       127,773        26,560        25,093         8,410        (2,296)       422,900
    ------------------------------------------------------------------------------------------------------------------------------


                                 Consolidated 8

[REFERENCE]

   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

UNCONSOLIDATED STATEMENTS OF INCOME

                                                              (Million yen; amounts less than one million yen are omitted)
----------------------------------------------========================----------------------------------------------------
                                                FY2006 third quarter       FY2005 third quarter             Increase
                                               (October 2005 through      (October 2004 through            (Decrease)
                                                   December 2005)             December 2004)
--------------------------------------------------------------------------------------------------------------------------
Net sales                                                  2,661,819                  2,333,378                 328,441
Operating income                                             233,268                    145,299                  87,969
Ordinary income                                              352,364                    252,694                  99,670
Income before income taxes                                   352,364                    252,694                  99,670
Income taxes - current                                       110,700                     83,200                  27,500
Income taxes - deferred                                       (3,405)                    13,734                 (17,139)
Net income                                                   245,069                    155,760                  89,309
----------------------------------------------========================----------------------------------------------------


UNCONSOLIDATED BALANCE SHEETS

                                                              (Million yen; amounts less than one million yen are omitted)
----------------------------------------------========================----------------------------------------------------
                                                FY2006 third quarter              FY2005                    Increase
                                              (As of December 31,2005)    (As of March 31,2005)            (Decrease)
--------------------------------------------------------------------------------------------------------------------------
                    Assets
Current assets                                             3,249,499                  3,453,441                (203,942)
      Cash, deposits and trade accounts                    1,120,687                  1,149,011                 (28,324)
        receivable
      Marketable securities                                  814,611                    870,735                 (56,124)
      Others                                               1,314,200                  1,433,694                (119,494)
Fixed assets                                               6,008,235                  5,617,550                 390,685
   Property, plant and equipment                           1,264,536                  1,258,835                   5,701
      Buildings, machinery and equipment                     685,889                    685,683                     206
      Others                                                 578,647                    573,151                   5,496
   Investments and other assets                            4,743,699                  4,358,714                 384,985
      Investments in securities                            2,255,307                  1,817,556                 437,751
      Others                                               2,488,392                  2,541,158                 (52,766)
--------------------------------------------------------------------------------------------------------------------------
                 Total assets                              9,257,735                  9,070,991                 186,744
----------------------------------------------========================----------------------------------------------------

----------------------------------------------========================----------------------------------------------------
                                                FY2006 third quarter               FY2005                   Increase
                                              (As of December 31,2005)     (As of March 31,2005)           (Decrease)
--------------------------------------------------------------------------------------------------------------------------
                 Liabilities
Current liabilities                                        1,918,339                  2,180,374                (262,035)
Long-term liabilities                                        835,471                    832,806                   2,665
                          Total liabilities                2,753,811                  3,013,181                (259,370)
            Shareholders' equity
Common stock                                                 397,049                    397,049                       -
Capital surplus                                              416,970                    416,970                       -
Retained earnings                                          6,377,728                  6,094,528                 283,200
Net unrealized gains on other securities                     501,107                    279,780                 221,327
Less: treasury stock                                      (1,188,933)                (1,130,519)                (58,414)
                 Total shareholders' equity                6,503,923                  6,057,810                 446,113
--------------------------------------------------------------------------------------------------------------------------
 Total liabilities and shareholders' equity                9,257,735                  9,070,991                 186,744
----------------------------------------------========================----------------------------------------------------